UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ALST Casino Holdco, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☒  Rule 13d-1(b)
         ☐  Rule 13d-1(c)
         ☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

1.	Name of Reporting Person Crédit Agricole S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 25,095
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 25,095
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,095
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.81%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. Not Applicable

1.	Name of Reporting Person Crédit Agricole Corporate and Investment Bank
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 25,095
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 25,095
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,095
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.81%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. Not Applicable

1.	Name of Reporting Person Crédit Agricole GlobalPartners, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 25,095
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 25,095
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,095
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.81%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. Not Applicable

1.	Name of Reporting Person Crédit Agricole Leasing (USA) Corp.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 25,095
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 25,095
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,095
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.81%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. Not Applicable

STATEMENT ON SCHEDULE 13G

As provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G, each of the persons listed below under Item 2, have agreed to the filing of one statement on their behalf by Crédit Agricole S.A. with respect to their ownership of Common Units of ALST Casino Holdco, LLC.  Crédit Agricole S.A. holds 97.33% of the shares of Crédit Agricole Corporate and Investment Bank (“CACIB”).  Crédit Agricole GlobalPartners, Inc. is a wholly owned subsidiary of CACIB. Crédit Agricole Leasing (USA) Corp. is a wholly owned subsidiary of Crédit Agricole GlobalPartners, Inc.

Item 1.

(a)           Name of Issuer:

ALST Casino Holdco, LLC

 (b)           Address of Issuer’s Principal Executive Offices:

2711 Centerville Road,
Suite 400
Wilmington, DE 19808

Item 2.

(a)           Name of Person Filing:

Crédit Agricole S.A.
Crédit Agricole Corporate and Investment Bank
Crédit Agricole GlobalPartners, Inc.
Crédit Agricole Leasing (USA) Corp.

(b)           Address of Principal Business Office or, if None, Residence:

Crédit Agricole S.A. has its registered office at:

91-93 boulevard Pasteur
75015 Paris, France

Crédit Agricole Corporate and Investment Bank has its registered office at:

9, quai du Président Paul Doumer
92920 Paris – La Défense, France

The address of Crédit Agricole GlobalPartners, Inc. is:

1301 Avenue of the Americas
New York, New York 10019

The address of Crédit Agricole Leasing (USA) Corp. is:

1301 Avenue of the Americas
New York, New York 10019

CUSIP No. Not Applicable

(c)           Citizenship:

See Item 4 of each cover page.

 (d)           Title of Class of Securities:

Common Units

(e)           CUSIP Number:

Not Applicable

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a–3);

(j)	☒ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Crédit Agricole S.A. is a French bank organized under the laws of France as a société anonyme.

Crédit Agricole Corporate and Investment Bank is a French bank organized under the laws of France as a société anonyme.

Crédit Agricole GlobalPartners, Inc. is a Delaware corporation.

Crédit Agricole Leasing (USA) Corp. is a Delaware corporation.

CUSIP No. Not Applicable

Item 4.                                Ownership

(a) Amount Beneficially Owned: See Item 9 of each cover page.

(b) Percent of Class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.                                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a French bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 13, 2012

CREDIT AGRICOLE S.A. CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK CREDIT AGRICOLE GLOBALPARTNERS, INC. CREDIT AGRICOLE LEASING (USA) CORP.

By:	/s/Olivier Guilhamon Name: Olivier Guilhamon Title: Head of Group Compliance, Crédit Agricole S.A.

CUSIP No. Not Applicable

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement